FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Closing of Quartz Mountain Project Sale

Toronto, Ontario (October 22, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced the closing of the previously announced transaction to sell its option to earn 100% interest in the Quartz Mountain Gold Project (“Quartz Mountain”) to Q-Gold Resources Ltd. (TSXV:QGR) (“Q-Gold”) for total consideration of up to $21 million (in cash and/or common shares of Q-Gold), as well as an equity interest in Q-Gold.

On closing, Alamos received $2.85 million in cash and was issued 13,924,702 common shares of Q-Gold, representing 9.99% of the issued and outstanding common shares of Q-Gold. The remaining consideration of up to $18.15 million will be payable in cash or common shares of Q-Gold, at Alamos’ election, and is comprised of $8.15 million of guaranteed payments to be paid over three years, and $10 million of milestone payments. Please refer to the April 3, 2025 press release for more details.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note Regarding Forward Looking Statements
This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “anticipate”, “outlook”, "plan", “future”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements contained in this news release are based on expectations, estimates and projections as at the date of this news release.
Forward-looking statements in this news release include, without limitation, information and expectations as to total quantum of consideration payable to Alamos for the Transaction, including future guaranteed and milestone payments.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: failure by Q-Gold to make the requisite future payments; actions required to trigger Milestone Payments not being implemented or coming to fruition; changes within Q-Gold, or issues with respect to permitting and/or construction causing non-advancement of the Quartz Mountain project.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

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